United States securities and exchange commission logo





                     March 20, 2024

       Zhang Jian
       Chief Executive Officer
       Sunrise Real Estate Group, Inc.
       No. 18, Panlong Road
       Shanghai, PRC 201702

                                                        Re: Sunrise Real Estate
Group, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021 and 2022
                                                            File No. 000-32585

       Dear Zhang Jian:

               We issued comments to you on the above captioned filings on December 26, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 3, 2024.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction
       cc:                                              Steven Schuster